SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	January	2006
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Code of Ethics for Research In Motion Limited.

DOCUMENT 1

Organizational Development	Code of Ethics

Purpose

Research In Motion® (RIM®) is committed to conducting its business in accordance with applicable laws, rules and regulations, industry standards of business ethics, and to full and accurate disclosure in compliance with applicable laws, rules and regulations. This Code of Ethics applies to all directors, officers, employees and contractors of RIM. This includes, but is not limited to, full-time and part-time employees, including co-op, summer and intern students and contract employees. The Code of Ethics sets forth specific policies to guide you in the performance of your duties.

As a director, officer, or employee of RIM, you must not only comply with applicable laws, rules and regulations; you must also engage in and promote honest and ethical conduct and abide by the policies and procedures that govern the conduct of RIM business. Your responsibilities include helping to create and maintain a culture of ethical standards and commitment to compliance, and, in the case of directors and officers, maintaining a work environment that encourages employees to raise concerns to the attention of management, and promptly addressing employee compliance concerns.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of RIM business including, without limitation, the applicable laws and regulations of your province, state, region and country prohibiting insider trading, money laundering, bribery and improper payments, and to report any suspected violations in accordance with the section below, entitled Compliance With Code Of Ethics.

Conflicts of Interest

A conflict of interest arises when you take actions or have interests that conflict in any way with the interests of RIM. These conflicts may make it difficult for you to perform your work objectively and efficiently.

You, a member of your immediate family, or a close personal acquaintance, may not make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates, or appears to create, a conflict of interest unless you make full disclosure of all facts and circumstances to, and obtain the prior written approval of, the Audit Committee of the Board of Directors (in the case of officers and directors) or the Chief Financial Officer (in the case of all other RIM employees).

RIM Confidential – Internal Use Only © 2005 Research In Motion Limited Company-wide Guideline Page 1 of 4	ODGP-GDL-0006.1 Written/Updated: December 16, 2005 Owner: Bruce Fraser Approved by:

CONTROLLED DOCUMENT: Printed copies of this policy are uncontrolled copies of a controlled document. To ensure you are viewing the most recent version of this policy, see the posted version of this document at [Livelink address].

Organizational Development	Code of Ethics

RIM employees may give or receive gifts, meals or entertainment from existing and potential suppliers or customers only if they are permitted by applicable laws and the supplier’s or customer’s own policies. Gifts, meals or entertainment given or received must be of the type and value customarily offered to others having a similar relationship with the customer or supplier. Providing or receiving gifts of cash are prohibited. You are encouraged to consult with your supervisor to determine the appropriateness of any gifts.

Confidential Information

You are required to maintain the confidentiality of all confidential information that you receive or become privy to in connection with RIM business, except when disclosure is authorized in accordance with the RIM Corporate Disclosure Policy, or mandated or required by court order, the order of a competent regulatory, or other agency, including securities regulators or stock exchanges. Confidential information includes all non-public information that:

•	has been specifically identified as confidential or proprietary by RIM;
•	the nature of which is such that it would generally be considered confidential in the industry in which RIM operates; or
•	RIM is obligated to treat as confidential or proprietary.

Confidential information also includes any information relating to RIM business and affairs that results in, or would reasonably be expected to result in, a significant change in the market price or value of any of RIM securities, or any information a reasonable investor would consider important in making an investment decision.

Further information on confidential information can be found in the RIM Employee/Consultant Confidentiality and Intellectual Property Agreement. You must not use confidential information for your own advantage or profit.

Any personal data that is collected, stored, used, and protected must be done so in accordance with RIM obligations under the applicable Data Protection and Information Privacy laws in each country.

Disclosures

It is RIM policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that RIM files with, or submits to, the Securities and Exchange Commission and Canadian securities regulators and in all other public communications made by RIM. RIM management is responsible for preparing such filings and other communications, and shall ensure that such filings and communications comply with applicable laws, rules and regulations. You must provide all necessary information to management when requested, and

RIM Confidential – Internal Use Only © 2005 Research In Motion Limited Company-wide Guideline Page 2 of 4	ODGP-GDL-0006.1 Written/Updated: December 16, 2005 Owner: Bruce Fraser Approved by:

CONTROLLED DOCUMENT: Printed copies of this policy are uncontrolled copies of a controlled document. To ensure you are viewing the most recent version of this policy, see the posted version of this document at [Livelink address].

Organizational Development	Code of Ethics

must inform management if you become aware that information in any such filing or communication was untrue or misleading at the time such filing or communication was made, or if you have information that would affect any filings or communications to be made in the future.

Accuracy of Accounting Records

RIM accounting records are relied upon to produce reports for management, shareholders, creditors, governmental agencies and others. The financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and the RIM system of internal controls. All directors, officers and employees are responsible for ensuring that RIM accounting records do not contain any false or intentionally misleading entries.

RIM is committed to ensuring the accuracy of its publicly disclosed financial information. To ensure that relevant information regarding the financial condition of RIM and internal controls is available to the RIM Audit Committee, RIM has adopted Guidelines for the confidential submission and handling of complaints or concerns by employees. Details about these procedures may be found on the RIM Intranet. No one will be subject to retaliation because of a good faith report of a suspected violation.

Protection and Proper Use of RIM Assets

You should protect RIM assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the profitability of RIM. RIM assets should only be used for legitimate business purposes.

Compliance with Code of Ethics

If you have any questions about this Code of Ethics, you should seek guidance from the first member of the following hierarchy with whom you feel comfortable communicating:

•	your manager or supervisor;
•	Organizational Development/Human Resources; or
•	the Legal and/or Finance department(s).

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you have a responsibility to report that information to the Audit Committee (in the case of officers and directors) or the Chief Financial Officer (in the case of all other RIM employees). If you are not comfortable directing questions and concerns to any of the above groups, you can report the issue through the RIM Ethics Link and a report (anonymous if preferred) will be directed to the appropriate individual in RIM for investigation and follow-up. Further details on the RIM Ethics Link can be found in Handling Financial Complaints Guidelines. RIM recognizes that resolving reported problems or concerns

RIM Confidential – Internal Use Only © 2005 Research In Motion Limited Company-wide Guideline Page 3 of 4	ODGP-GDL-0006.1 Written/Updated: December 16, 2005 Owner: Bruce Fraser Approved by:

CONTROLLED DOCUMENT: Printed copies of this policy are uncontrolled copies of a controlled document. To ensure you are viewing the most recent version of this policy, see the posted version of this document at [Livelink address].

Organizational Development	Code of Ethics

will advance the overall interests of RIM, and will help to safeguard the assets, financial integrity and reputation of RIM. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including dismissal. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code of Ethics. Violations of this Code of Ethics may also violate certain laws.

Waivers of Code of Ethics

If you would like to seek a waiver of this Code of Ethics, you must make full disclosure of your particular circumstances in writing to the Audit Committee of the Board of Directors (for officers and directors) or the Chief Financial Officer (in the case of all other RIM employees). Amendments to, and waivers of, this Code of Ethics will be publicly disclosed as required by applicable laws, rules and regulations.

Documenting Compliance with this Policy

Appropriate records evidencing compliance with this Code of Ethics shall be maintained by RIM, including copies of correspondence relating to requests for, and determinations relating to, waivers of this Code of Ethics, and copies of documents relating to violations of this Code of Ethics.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures intended to govern the directors, officers, and employees of RIM in the conduct of RIM business. It is not intended to, nor does it create any rights for any employee, customer, supplier, competitor, shareholder or any other person or entity.

RIM Confidential – Internal Use Only © 2005 Research In Motion Limited Company-wide Guideline Page 4 of 4	ODGP-GDL-0006.1 Written/Updated: December 16, 2005 Owner: Bruce Fraser Approved by:

CONTROLLED DOCUMENT: Printed copies of this policy are uncontrolled copies of a controlled document. To ensure you are viewing the most recent version of this policy, see the posted version of this document at [Livelink address].

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date:	January 17, 2006	By:	/s/ DENNIS KAVELMAN
Name: Dennis Kavelman Title: Chief Financial Officer